82-45769

ABSA

02049147

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

8 July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3 –9
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

02 AUG -9

Fax: 091 202 942 9624

Dear Sirs,

ABSA GROUP LIMITED : CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b)
AMERICAN DEPOSITARY RECEIPTS (CUSIP NUMBER : 00077C309)

Enclosed is an announcement in regard to the appointment of a director of Absa Group Limited.

Sincerely,

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

WR SOMERVILLE
GROUP SECRETARY

dw 8/21

ABSA GROUP LIMITED

APPOINTMENT OF GROUP EXECUTIVE DIRECTOR

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.67 OF THE LISTINGS REQUIREMENTS, THE FOLLOWING SHOULD BE NOTED:

ABSA ANNOUNCES THE APPOINTMENT OF MR G R PARDOE TO THE BOARD OF ABSA GROUP LIMITED WITH EFFECT FROM 8 AUGUST 2002.

THE COMPOSITION OF THE ABSA GROUP LIMITED BOARD FOLLOWING THE ABOVE APPOINTMENT WILL BE AS FOLLOWS:

D C CRONJÉ (CHAIRMAN)
D C BRINK (DEPUTY CHAIRMAN)
*E R BOSMAN (GROUP CHIEF EXECUTIVE)
N B BAM
L BOYD
B P CONNELLAN
A S DU PLESSIS
*F J DU TOIT
G GRIFFIN
L N JONKER
P DU P KRUGER
D F MOSTERT
*G R PARDOE
T M G SEXWALE
F A SONN
P E I SWARTZ
T VAN WYK

* EXECUTIVE

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

8 July 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

ATTENTION: MR SHAWN J KLEIN

Fax: 091 202 942 9624

Dear Sir,

ABSA GROUP LIMITED: CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) EXEMPTION OF THE SECURITIES AND EXCHANGE COMMISSION IN REGARD TO RULE 144A GLOBAL DEPOSITARY RECEIPTS (FILE NUMBER : B2-4569)

Enclosed is an announcement in regard to the appointment of a director of Absa Group Limited.

Sincerely,

WR SOMERVILLE
GROUP SECRETARY

ABSA GROUP LIMITED

APPOINTMENT OF GROUP EXECUTIVE DIRECTOR

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.67 OF THE LISTINGS REQUIREMENTS, THE FOLLOWING SHOULD BE NOTED:

ABSA ANNOUNCES THE APPOINTMENT OF MR G R PARDOE TO THE BOARD OF ABSA GROUP LIMITED WITH EFFECT FROM 8 AUGUST 2002.

THE COMPOSITION OF THE ABSA GROUP LIMITED BOARD FOLLOWING THE ABOVE APPOINTMENT WILL BE AS FOLLOWS:

D C CRONJÉ (CHAIRMAN)
D C BRINK (DEPUTY CHAIRMAN)
*E R BOSMAN (GROUP CHIEF EXECUTIVE)
N B BAM
L BOYD
B P CONNELLAN
A S DU PLESSIS
*F J DU TOIT
G GRIFFIN
L N JONKER
P DU P KRUGER
D F MOSTERT
*G R PARDOE
T M G SEXWALE
F A SONN
P E I SWARTZ
T VAN WYK

* EXECUTIVE